Britney Schnathorst Associate General Counsel Office of General Counsel Phone: 608.665.4184 E-mail: Britney.Schnathorst@trustage.com	MEMBERS Life Insurance Company

December 20, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MEMBERS Life Insurance Company
TruStage™ Zone Income Annuity
Initial Registration Statement on Form S-1

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “1933 Act”) an initial registration statement on Form S-1 (the “Registration Statement”) for certain Single Premium Deferred Modified Guaranteed Index Annuity Contracts (the “Contracts”). The purpose of this filing is to include the Contract enhancements described below and to replace the current registration statement for the Contracts, which will expire three years after its effective date pursuant to Rule 415(a)(5) under the 1933 Act.

The Company represents that the Registration Statement is substantially similar to the post-effective amendment to the registration statement for the Contracts previously filed on Form S-1 with the Securities and Exchange Commission (the “Commission”) on April 14, 2023 (File No. 333-250061)and declared effective by the Commission staff on May 1, 2023 (the “Prior Registration Statement”). Changes from the Prior Registration Statement include disclosures reflecting the staff’s comments with respect to the Company’s other registered products.

Changes from the Prior Registration Statement also include the following Contract enhancements, which would apply only to Contracts issued after May 1, 2024:

•	changes to the Declared Rate Account Interest Rate guarantee period
•	changes to the Declared Rate Account Minimum Interest Rate
•	addition of the Dimensional US Small Cap Value Systematic Index as an allocation option
•	reduced surrender charges

U.S. Securities and Exchange Commission

December 20, 2023

The following Contract enhancements would apply both to in-force Contracts and new Contract Owners beginning May 1, 2024:

•	ability to begin GLWB payments on dates other than a Contract Anniversary
•	ability to elect to take the full or partial GLWB payment amount
•	ability to add a Covered Person prior to the GLWB Payment Start Date

The Company plans to file a pre-effective amendment to the Registration Statement that will respond to any comments from the Commission staff on the Registration Statement and that will include financial statements for the Company, exhibits and all other required information.

The Company relies on the permission granted under Regulation S-X §3-13 by the Commission in a letter dated November 6, 2020, to file audited financial statements of the Company prepared in accordance with statutory accounting principles in place of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company requested permission to use these financial statements in connection with certain registration statements on Form S-1 that are currently effective or may be filed in the future for index-linked annuity contracts, in satisfaction of the financial information required by Form S-1, including the requirements of Items 11(e), 11(f) and 11(g) and Item 16(b) of Form S-1.

If you have any questions regarding the Amendment, please contact the undersigned at 608-665-4184.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst

cc:	Ms. Elisabeth Bentzinger
Mr. Thomas Bisset